Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

1.	Name and Address of Company

Ur-Energy Inc.
55 Metcalfe Street, Suite 1300
Ottawa, Ontario K1P 6L5

2.	Date of Material Change

August 1, 2011

3.	News Release

Attached as Schedule A is a copy of the news release issued by Ur-Energy Inc. (the “Company” or “Ur-Energy”) on August 1, 2011 at Denver, Colorado via Windward Global, and by Marketwire.

4.	Summary of Material Change

Wayne W. Heili assumed the role of President and Chief Executive Officer of Ur-Energy on August 1, 2011.

5.	Full Description of Material Change

Wayne W. Heili assumed the role of President and Chief Executive Officer of Ur-Energy on August 1, 2011. The Board of Directors of the Company announced Mr. Heili’s appointment on May 17, 2011.  Mr. Heili joined Ur-Energy as Vice President, Mining & Engineering in 2007, bringing with him wide experience in the mining industry.

6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

Roger L. Smith Chief Administrative Officer and Chief Financial Officer Ur-Energy Inc. 10758 W. Centennial Road, Suite 200 Littleton, Colorado 80127 Telephone: (720) 981-4588

9.	Date of Report

August 5, 2011

Schedule A
Ur-Energy Announces Appointment of Wayne Heili as Chief Executive Officer

Littleton, Colorado (Marketwire – August 1, 2011) Ur-Energy Inc. (TSX:URE, NYSE Amex:URG)  (“Ur-Energy” or the “Company”) is pleased to announce that Wayne W. Heili assumed the role of President and Chief Executive Officer of Ur-Energy on August 1, 2011.

The Board of Directors of the Company announced Mr. Heili’s appointment on May 17, 2011.  Mr. Heili joined Ur-Energy as Vice President, Mining & Engineering in 2007 and has been instrumental in the growth and development of the Company and its resource properties.

Jeff Klenda, the Company’s Chairman said:  “The board is very pleased to appoint Wayne Heili to lead the next phase of Ur-Energy’s development.  He brings wide experience in the mining industry developed in a sequence of increasingly more challenging technical, operational and strategic roles.  Wayne has been a key player for the Company and has helped shape the Company’s strategic direction.”

About Ur-Energy
Ur-Energy is a junior uranium company engaged in the identification, acquisition, exploration and development of uranium properties in both the United States and Canada.   The company is currently completing mine planning and permitting activities to bring its Lost Creek Wyoming in situ uranium deposit and planned processing facility into production. Engineering for the process facility is complete and mine planning is at an advanced stage for the first two mine units. Shares of Ur-Energy trade on the Toronto Stock Exchange under the symbol “URE” and on the NYSE Amex under the symbol “URG.” Ur-Energy’s corporate office is located in Littleton, Colorado; its registered office is in Ottawa, Ontario.  Ur-Energy’s website is www.ur-energy.com.

FOR FURTHER INFORMATION, PLEASE CONTACT

Rich Boberg, Director Public Relations 303-269-7707 866-981-4588 rich.boberg@ur-energyusa.com	Wayne W. Heili, President & CEO 307-265-2373 866-981-4588 wayne.heili@ur-energyusa.com

This release may contain “forward-looking statements” within the meaning of applicable securities laws regarding events or conditions that may occur in the future and are based on current expectations including changes in Company’s management, that, while considered reasonable by management at this time, inherently involve a number of significant business, economic and competitive risks, uncertainties and contingencies. Factors that could cause actual results to differ materially from any forward-looking statements include, but are not limited to, capital and other costs varying significantly from estimates; failure to establish estimated resources and reserves; the grade and recovery of ore which is mined varying from estimates; production rates, methods and amounts varying from estimates; delays in obtaining or failures to obtain required governmental, environmental or other project approvals, permits and licenses; inflation; changes in exchange rates; fluctuations in commodity prices; delays in development and other factors. Readers should not place undue reliance on forward-looking statements. The forward-looking statements contained herein are based on the beliefs, expectations and opinions of management as of the date hereof and Ur-Energy disclaims any intent or obligation to update them or revise them to reflect any change in circumstances or in management’s beliefs, expectations or opinions that occur in the future.